CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Three Months Ended March 31, 2012 and February 28, 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-683-6332

INTERNATIONAL TOWER HILL MINES LTD.

March 31, 2012 and February 28, 2011

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - Unaudited)

		March 31,	December 31,
	Note	2012	2011

ASSETS

Current
Cash and cash equivalents		$39,722,163	$55,642,179
Marketable securities		322,000	302,500
Accounts receivable		97,511	468,806
Prepaid expenses		169,584	185,854

Total current assets		40,311,258	56,599,339

Property and equipment	3	116,870	124,744
Exploration and evaluation assets	4	163,086,344	158,041,441

Total assets		$203,514,472	$214,765,524

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities		$3,761,097	$10,495,049

Non-current liabilities
Derivative liability	5	23,179,120	21,153,600

Total liabilities		26,940,217	31,648,649

Shareholders’ equity
Share capital		215,865,086	215,865,086
Contributed surplus		22,640,851	20,673,111
Accumulated other comprehensive income (loss)		(2,095,805)	82,959
Deficit		(59,835,877)	(53,504,281)

Total shareholders’ equity		176,574,255	183,116,875

Total liabilities and shareholders’ equity		$203,514,472	$214,765,524

Nature of Operations and Liquidity (note 1)
Commitments (note 9)

On behalf of the Board:

“James Komadina” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. James J. Komadina		Mr. Anton J. Drescher

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars - Unaudited)

		Three Months Ended

		March 31,	February 28,
	Note	2012	2011

Operating expenses
Consulting fees	6	$261,861	$122,710
Depreciation		7,874	8,410
Insurance		68,245	63,559
Investor relations	6	113,511	208,791
Office		44,437	77,314
Other		22,007	35,101
Professional fees	6	127,251	152,383
Regulatory		83,710	9,966
Rent		64,864	47,747
Travel		71,412	61,148
Wages and benefits	6	3,266,172	688,685

Operating loss		(4,131,344)	(1,475,814)

Other items
Loss on foreign exchange		(20,445)	(154,418)
Interest income		84,723	269,602
Income from mineral property earn-in		143,330	-
Spin-out cost		-	(54,655)
Unrealized loss on derivative liability	5	(2,385,360)	-
Unrealized loss on marketable securities		(22,500)	(9,500)

		(2,200,252)	51,029

Net loss for the period		(6,331,596)	(1,424,785)

Other comprehensive loss
Exchange difference on translating foreign operations		(2,178,764)	(3,234,484)

Total other comprehensive loss for the period		(2,178,764)	(3,234,484)

Comprehensive loss for the period		$(8,510,360)	$(4,659,269)

Basic and fully diluted loss per share		$(0.07)	$(0.02)

Weighted average number of shares outstanding		86,683,919	85,412,820

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars - Unaudited)

				Accumulated
				other
	Number of		Contributed	comprehensive
	shares	Share capital	surplus	income (loss)	Deficit	Total

Balance, November 30, 2010	84,943,155	$205,891,349	$15,284,520	$(1,045,255)	$(39,135,304)	$180,995,310
Exercise of options	1,010,000	3,725,900	-	-	-	3,725,900
Reallocation from contributed surplus	-	1,809,573	(1,809,573)	-	-	-
Share issuance costs	-	(35,494)	-	-	-	(35,494)
Net loss	-	-	-	-	(1,424,785)	(1,424,785)
Exchange difference on translating foreign operations	-	-	-	(3,234,484)	-	(3,234,484)

Balance, February 28, 2011	85,953,155	$211,391,328	$13,474,947	$(4,279,739)	$(40,560,089)	$180,026,447
Private placement	230,764	1,876,111	-	-	-	1,876,111
Exercise of options	500,000	1,821,600	-	-	-	1,821,600
Share-based payments	-	-	7,986,939	-	-	7,986,939
Reallocation from contributed surplus	-	788,775	(788,775)	-	-	-
Share issuance costs	-	(12,728)	-	-	-	(12,728)
Net loss	-	-	-	-	(12,944,192)	(12,944,192)
Exchange difference on translating foreign operations	-	-	-	4,362,698	-	4,362,698

Balance, December 31, 2011	86,683,919	$215,865,086	$20,673,111	$82,959	$(53,504,281)	$183,116,875
Share-based payments	-	-	1,967,740	-	-	1,967,740
Net loss	-	-	-	-	(6,331,596)	(6,331,596)
Exchange difference on translating foreign operations	-	-	-	(2,178,764)	-	(2,178,764)

Balance, March 31, 2012	86,683,919	$215,865,086	$22,640,851	$(2,095,805)	$(59,835,877)	$176,574,255

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars - Unaudited)

		Three Months Ended

		March 31,	February 28,
	Note	2012	2011
Operating Activities
Loss for the period		$(6,331,596)	$(1,424,785)
Add items not affecting cash:
Depreciation		7,874	8,410
Share-based payments	6	1,967,740	-
Mineral property earn-in		(42,000)	-
Unrealized loss on derivative liability	5	2,385,360	-
Unrealized loss on marketable securities		22,500	9,500
Loss on foreign exchange		20,445	154,418
Changes in non-cash items:
Accounts receivable		371,295	(55,002)
Prepaid expenses		19,308	1,650
Accounts payable and accrued liabilities		(28,003)	(517,793)
Cash used in operating activities		(1,607,077)	(1,823,602)

Financing Activities
Issuance of share capital		-	3,725,900
Share issuance costs		-	(35,494)
Cash provided by financing activities		-	3,690,406

Investing Activities
Expenditures on exploration and evaluation assets		(14,242,742)	(7,493,136)
Expenditures on property and equipment		-	(43,739)
Cash used in investing activities		(14,242,742)	(7,536,875)

Effect of foreign exchange on cash		(70,197)	1,201,650

Decrease in cash and cash equivalents		(15,920,016)	(4,468,421)
Cash and cash equivalents, beginning of the period		55,642,179	123,732,627

Cash and cash equivalents, end of the period		$39,722,163	$119,264,206

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

1.	NATURE OF OPERATIONS AND LIQUIDITY

International Tower Hill Mines Ltd. (“ITH” or the "Company") is incorporated under the laws of British Columbia, Canada. The Company’s head office address is 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada. International Tower Hill Mines Ltd. consists of ITH and its wholly owned subsidiaries Tower Hill Mines, Inc. (“TH Alaska”) (an Alaska corporation), Tower Hill Mines (US) LLC (“TH US”) (a Colorado limited liability company), Livengood Placers, Inc. (“LPI”) (a Nevada corporation), and 813034 Alberta Ltd. (an Alberta corporation). The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At March 31, 2012, the Company was in the exploration stage and controls a 100% interest in its Livengood project in Alaska, U.S.A.

These unaudited condensed consolidated interim financial statements have been prepared on a going-concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for exploration and evaluation assets is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of exploration and evaluation assets. The success of the above initiatives cannot be assured. In the event that the Company is unable to obtain the necessary financing in the short-term, it may be necessary to defer certain discretionary expenditures and other planned activities.

2.	BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Accounting policies

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as at March 31, 2012. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements for the period ended December 31, 2011. The Board of Directors approved these condensed consolidated interim financial statements on May 10, 2012.

The Company changed its fiscal year end from May 31 to December 31 during 2011. This change was made to better align the Company’s financial reporting with its operational and budgeting cycle as well as to align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors. As a result of the Company changing its fiscal year end to December 31, these condensed consolidated interim financial statements are for the three month period ended March 31, 2012 and are presented in comparative form with the three month period ended February 28, 2011. Due to the change in year end, amounts presented in these condensed consolidated interim financial statements may not be comparable and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the period ended December 31, 2011.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of ITH and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements are presented in Canadian dollars.

Changes in accounting policy and disclosures

The following is a brief summary of the new Standards and Interpretations that are relevant to the Company. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 7 Financial instruments: Disclosures
The Standard was amended to enhance disclosure requirements related to offsetting of financial assets and financial liabilities. Effective for years beginning on or after January 1, 2013.

IFRIC 20/ IFRS 1 Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for overburden waste removal in the production phase of a mine. Effective for years beginning on or after January 1, 2013. IFRS 1 has also been amended to allow first-time adopters of IFRS to apply the provisions of IFRIC 20 with an effective date of January 1, 2013 or the beginning of the first IFRS reporting period, whichever is later.

IAS 1 Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Effective for years beginning on or after July 1, 2012.

IFRS 13 Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on or after January 1, 2013.

3.	PROPERTY AND EQUIPMENT

	Furniture
	and	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total
Cost

Balance at December 31, 2011	$54,407	$188,252	$89,476	$17,061	$349,196
Additions	-	-	-	-	-
Disposals	-	-	-	-	-

Balance at March 31, 2012	$54,407	$188,252	$89,476	$17,061	$349,196

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

3.	PROPERTY AND EQUIPMENT (cont’d)

	Furniture and	Computer	Computer		Leasehold
	Equipment	Equipment	Software		Improvements	Total
Depreciation and impairment losses:

Balance at December 31, 2011	$(14,219)	$(103,696)	$(89,476)		$(17,061)	$(224,452)
Depreciation for the period	(1,919)	(5,955)	-		-	(7,874)
Disposals	-	-	-		-	-
Balance at March 31, 2012	$(16,138)	$(109,651)	$(89,476)		$(17,061)	$(232,326)

Carrying amounts At December 31, 2011	$40,188	$84,556	$-	$		$124,744

At March 31, 2012	$38,269	$78,601	$-	$		$116,870

4.	EXPLORATION AND EVALUATION ASSETS

Total

Balance, November 30, 2010	$59,030,711

Deferred exploration costs:
Advance to contractors	239,208
Assay	639,151
Contract services	2,308,749
Drilling	1,592,660
Equipment rental	172,097
Field costs	1,233,307
Land maintenance & tenure	484,725
Transportation and travel	95,934

Total expenditures for the period	6,765,831
Cumulative translation adjustments	(3,296,072)

Balance, February 28, 2011	$62,500,470

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Total

Balance, December 31, 2011	$158,041,441

Acquisition costs:
Cash consideration	1,998,200

Deferred exploration costs:
Advance to contractors	472,082
Aircraft services	13,915
Assay	271,551
Drilling	639,152
Environmental	620,979
Equipment rental	429,170
Field costs	1,618,617
Geological/geophysical	1,431,640
Land maintenance & tenure	18,105
Legal	15,058
Surveying and mapping	60,379
Transportation and travel	15,876
5,606,524

Total expenditures for the period	7,604,724
Cumulative translation adjustments	(2,559,821)

Balance, March 31, 2012	$163,086,344

Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska. The property is approximately 145 square kilometres and consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims purchased or located by the Company and patented ground held by the Company.

Details of the leases are as follows:

  a lease of the Alaska State mineral rights having an initial term of three years, commencing July 1, 2004 (subject to extension for two extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 – 3, USD 15/acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9. An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

  a lease of US federal unpatented claims having an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out. The lease requires an advance royalty of USD 50,000 on or before April 21 during each year of the initial term. An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for USD 1,000,000.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (cont’d)

  a lease of patented federal claims having an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease. The lease requires minimum advance royalties of USD 20,000 on or before each of January 18, 2011 through January 18, 2016 (paid USD 40,000) and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of 3% is payable to the lessors. The Company may purchase all interests of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over four years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

  a mining lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out. The lease requires payment of advance royalties USD 15,000 on or before each March 28 during the initial term (all of which minimum royalties are recoverable from production royalties). The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision. An NSR production royalty of 2% is payable to the lessor. The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

Livengood land purchases

In December 2011, the Company completed a transaction to acquire certain mining claims and related rights in the vicinity of the Livengood Project. This acquisition included both mining claims and all of the shares of LPI. These assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a contingent consideration with an estimated fair value of USD 23,100,000. The contingent consideration has been accounted for as a derivative liability based on the five-year average daily gold price per troy ounce (“Average Gold Price”) from the date of the acquisition (see note 5). The contingent consideration (payable in December 2016) is USD 23,148 for every dollar that the Average Gold Price exceeds USD 720/oz. If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment. The subject ground was previously vacant or was used for placer gold mining.

Mineral property title

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken reasonable steps to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company has not recorded any material provisions for environmental rehabilitation as of March 31, 2012.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

5.	DERIVATIVE LIABILITY

As discussed in note 4 above, the Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska. If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment. The additional contingent payment is accounted for as a derivative liability and is recognized at fair value through profit or loss (“FVTPL”).

The key assumption used in the valuation of the derivative is the estimate of the Average Gold Price. The estimate of the Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group. The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX). Based on the inputs and assumptions used in valuing the derivative liability, it has been classified as a Level 2 financial instrument. As the derivative liability is classified as FVTPL, the change in fair value at each reporting period is recognized as a gain or loss in the condensed consolidated interim statements of comprehensive loss.

The fair value of the derivative liability and the estimated Average Gold Price in USD/oz. are as follows:

	Total	Average Gold
	USD	Price (USD/oz.)

Derivative value at December 13, 2011	$23,100,000	$1,720
Unrealized (gain) loss for the period	(2,300,000)
Derivative value at December 31, 2011	20,800,000	$1,619
Unrealized (gain) loss for the period	2,400,000
Derivative value at March 31, 2012	$23,200,000	$1,722

6.	SHARE CAPITAL

Authorized

500,000,000 common shares without par value.

Share issuances

There were no share issuances during the three months ended March 31, 2012.

Stock options

On January 9, 2012 the Company granted incentive stock options to an employee of the Company to purchase 30,000 common shares in the capital of the Company. The options are exercisable on or before January 9, 2017 at a price of $4.60 and will vest as to 10,000 shares on January 9, 2012, 10,000 shares on January 9, 2013 and the balance on January 9, 2014.

On January 3, 2012, the Company granted incentive stock options to an officer of the Company to purchase 650,000 common shares in the capital stock of the Company. The options are exercisable on or before January 3, 2017 at a price of $4.43 per share and will vest as to 216,666 shares on January 3, 2012, 216,666 shares on January 3, 2013 and the balance on January 3, 2014.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

6.	SHARE CAPITAL (cont’d)

A summary of the status of the stock option plan as of March 31, 2012, and December 31, 2011 and changes is presented below:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Balance, beginning of the period	7,215,000	$7.48	4,600,000	$7.24
Granted	680,000	$4.44	2,700,000	$7.87
Exercised	-	$-	(35,000)	$(6.57)
Canceled	(250,000)	$(7.95)	(50,000)	$(6.96)
Balance, end of the period	7,645,000	$7.20	7,215,000	$7.48

The weighted average remaining life of options outstanding at March 31, 2012 was 1.67 years.

Stock options outstanding are as follows:

	March 31, 2012			December 31, 2011
	Exercise Number of			Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
January 12, 2012	-	-	-	$7.95	250,000	250,000
April 14, 2012	$7.34	2,635,000	2,635,000	$7.34	2,635,000	2,635,000
August 19, 2012	$6.57	1,365,000	1,365,000	$6.57	1,365,000	1,365,000
January 10, 2013	$9.15	265,000	265,000	$9.15	265,000	198,750
July 28, 2013	$7.47	950,000	950,000	$7.47	950,000	950,000
May 9, 2016	$8.35	1,000,000	333,333	$8.35	1,000,000	333,333
August 23, 2016	$8.07	650,000	216,667	$8.07	650,000	216,667
November 15, 2016	$5.64	100,000	33,333	$5.64	100,000	33,333
January 3, 2017	$4.43	650,000	216,667	$-	-	-
January 9, 2017	$4.60	30,000	10,000	$-	-	-
		7,645,000	6,025,000		7,215,000	5,982,083

Share-based payments

During the three month period ended March 31, 2012, the Company granted 680,000 stock options with a fair value of $1,799,345, calculated using the Black-Scholes option pricing model. Share-based payment charges for the three months ended March 31, 2012 totaled $1,967,740 (February 28, 2011 - $nil).

During the seven month period ended December 31, 2011, the Company granted 2,700,000 stock options with a fair value of $10,894,938, calculated using the Black-Scholes option pricing model. Share-based payment charges for the seven months ended December 31, 2011 totaled $7,475,071 for continuing operations.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	March 31,	December 31,
	2012	2011
Expected life of options	4 years	4 years
Risk-free interest rate	1.31%	1.77%
Annualized volatility	68.18%	71.80%
Dividend rate	0.00%	0.00%
Exercise price	$4.44	$7.87

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

6.	SHARE CAPITAL (cont’d)

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Share-based payment charges of $1,967,740 (February 28, 2011 - $nil) were allocated as follows:

	Before
	allocation of		After allocation
	share-based	Share-based	of share-based
	payment	payment	payment
Three months ended March 31, 2012	charges	charges	charges

Consulting fees	$224,872	$36,989	$261,861
Investor relations	112,031	1,480	113,511
Professional fees	126,856	395	127,251
Wages and benefits	1,337,296	1,928,876	3,266,172

		$1,967,740

7.	RELATED PARTY TRANSACTIONS AND BALANCES

During the three month periods ended March 31, 2012 and February 28, 2011, the Company entered into the following transactions with related parties:

Management compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the entity and include the Company’s non-employee Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer and General Counsel, as well as certain other officers. Key management personnel compensation comprised:

	March 31, 2012	February 28, 2011
Fees, wages and benefits	$555,250	$397,539
Share-based payments	1,861,491	-
	$2,416,741	$397,539

Transactions with other related parties

Paid or accrued $9,600 (February 28, 2011 - $16,007) in rent and administration to a company with common officers and directors.

Paid or accrued $3,000 (February 28, 2011 - $nil) in rent to an officer.

At March 31, 2012, included in accounts payable and accrued liabilities was $28,338 (December 31, 2011 -$10,946) in expenses owing to officers and directors of the Company and $nil (December 31, 2011 - $53,988) to companies related by common directors and officers.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC an annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

8.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties. The Company’s assets are located in the United States and Canada.

	Canada	United States	Total
March 31, 2012
Exploration and evaluation assets	$-	$163,086,344	$163,086,344
Property and equipment	15,275	101,595	116,870
Current assets	38,767,395	1,543,863	40,311,258
Total assets	$38,782,670	$164,731,802	$203,514,472

Current liabilities	$166,130	$3,594,967	$3,761,097
Non-current liabilities	-	23,179,120	23,179,120
Total liabilities	$166,130	$26,774,087	$26,940,217

December 31, 2011
Exploration and evaluation assets	$-	$158,041,441	$158,041,441
Property and equipment	16,514	108,230	124,744
Current assets	47,907,054	8,692,285	56,599,339
Total assets	$47,923,568	$166,841,956	$214,765,524

Current liabilities	$310,484	$10,184,565	$10,495,049
Non-current liabilities	-	21,153,600	21,153,600
Total liabilities	$310,484	$31,338,165	$31,648,649

Three months ended	March 31, 2012	February 28, 2011
Net loss for the period – Canada	$(2,384,829)	$(507,915)
Net loss for the period - United States	(3,946,767)	(916,870)
Net loss for the period	$(6,331,596)	$(1,424,785)

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended March 31, 2012 and February 28, 2011
(Expressed in Canadian dollars - Unaudited)

9.	COMMITMENTS

	a)	Commitments for exploration and evaluation assets (note 4).

b)

The Company has entered into several office and warehouse lease agreements with options to renew expiring on July 31, 2013. Total rental to that date is $182,418. Future minimum lease payments for the next five fiscal years are as follows:

2013	$215,282
2014	105,118
2015	6,087
2016	6,087
2017	6,087
2018 and thereafter	6,087
$344,748

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	March 31,	February 28,
	2012	2011

Interest paid	$-	$-
Income taxes paid	$149,690	$-

Non-cash investing and financing transactions:
Accounts payable and accrued liabilities included in exploration and evaluation assets	$3,315,416	$2,844,327